UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 11, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Achieves Profitability in Q3 2008
Crucell announces third quarter 2008 results with net income of €12.3 million.
Total revenue and other operating income increased by 31% to
€82.1 million compared to the same quarter last year.
Gross margin in the third quarter improved to 50% (from 36% last year).
2008 full year guidance for total revenue and other operating income growth increased to 25-30% in constant currencies1 (from 20%).

Leiden, The Netherlands (November 11, 2008) – Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the third quarter of 2008, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Highlights:

•	Crucell achieves its first ever quarterly profit; a net income of €12.3 million, compared to a net loss of €4.5 million in the same period of 2007. This amounted to €0.19 net profit per share in the third quarter, compared to a net loss per share of €0.07 in the third quarter of 2007.

•	Crucell received additional contracts of $140 million for supplies of Quinvaxem® and Hepavax-Gene® for the period 2008 - 2009, bringing the total for the period 2007 - 2009 to $0.5 billion.

•	Crucell presented positive preliminary results of the Phase II clinical study of its rabies monoclonal antibody combination in the United States. This advance triggered another milestone payment from collaboration partner sanofi pasteur in the third quarter of 2008.

•	Crucell also received a milestone payment from sanofi pasteur for the advancement of the seasonal influenza vaccine (FluCell) developed by sanofi pasteur, using Crucell’s PER.C6® technology.

•	Crucell and Aeras, the Global TB Vaccine Foundation, announced two important advances in its collaborative tuberculosis (TB) vaccine program. The jointly developed TB vaccine candidate AERAS-402/Crucell Ad35 has entered a new Phase I clinical trial in Kenya as well as a first Phase II safety study, conducted in Cape Town, South Africa.

•	Crucell received additional funding from the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), aimed at the development of vaccines targeting both Ebola and Marburg viruses. The contract provides funding of up to $30 million, with additional options worth a further $40 million.

1 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

•	Crucell signed several new license agreements including an exclusive, commercial license agreement with Talecris Biotherapeutics for an undisclosed and specific protein to be produced using the PER.C6® cell line.

•	DSM and Crucell announced another key achievement for PER.C6® technology with a scale up of high-titer fed-batch process to 250 Liters.

•	Crucell and Lonza entered into a co-exclusive manufacturing, sales and distribution agreement related to the PERMEXCIS™ cell culture medium developed by Crucell for PER.C6® cells.

Financial Highlights:

•	Combined total revenue and other operating income for the quarter of €82.1 million compared to €62.6 in the same quarter of 2007. The increase of 31% (38% in constant currencies) was largely driven by strong sales of paediatric vaccines as well as license income.

•	Increase of license revenues mainly driven by milestone payments for the results of the Phase II clinical study of Crucell’s rabies monoclonal antibody combination and for sanofi pasteur’s seasonal influenza vaccine FluCell.

•	Gross margins of 50% compared to 36% in the third quarter of 2007. Gross margins in the third quarter of this year are positively influenced by a significant increase in license revenue, sales of our flu product (Inflexal® V) and better production yields, as well as improved plant utilization due to higher volumes.

•	Net income in the third quarter of 2008 of €12.3 million versus a net loss of €4.5 million in the same quarter of 2007.

•	Cash and cash equivalents at the end of the third quarter amounted to €103.9 million versus €163.2 million at year-end 2007. Deterioration of cash flow and working capital in the first three quarters of 2008 was expected and is due to the seasonality of our business.

•	Net cash used in operating activities in the third quarter of 2008 was €9.9 million, caused by a €26 million net increase in working capital, compared to net cash used in operating activities of €5.5 million in the same quarter of 2007.

•	In anticipation of the expected further growth of Quinvaxem® in 2009, we will continue to build stock of Quinvaxem® in the fourth quarter of 2008.

Key Figures Q3 2008:
(€ million, except net result per share)

Third Quarter				Nine months ended Sept 30

2008	2007	Change		2008	2007	Change

			Total revenues and
82.1	62.6	31%	other operating income	189.6	137.2	38%

12.3	(4.5)	–	Net result	(4.6)	(41.2)	–
			Net result per share
0.19	(0.07)	–	(basic)	(0.07)	(0.63)	–
			Cash & cash equiv.:
			- Sept 30, 2008	103.9
			- Dec 31, 2007	163.2

Crucell's Chief Executive Officer Ronald Brus said:

“These results showing profitability represent a great achievement in the history of Crucell.

Our financial strength as well as the sustainable business we operate in, enables us to pursue our ambition to increase the number of people we can protect from infectious diseases. I am very pleased to be able to raise our revenue forecast for 2008 on the back of these strong results.”

Product and Business Update

Product Update:

Product sales for the third quarter of 2008 amounted to €65.6 million and represent sales of paediatric vaccines (44%), travel and endemic vaccines (16%), respiratory vaccines (30%) and other products (10%).

Paediatric

In the third quarter of 2008 we saw strong growth of our paediatric vaccines, mainly driven by Quinvaxem®.

•	Quinvaxem®: Fully liquid pentavalent vaccine against five important childhood diseases.

•	Hepavax-Gene®: Recombinant vaccine against hepatitis B.

•	Epaxal® Junior: Paediatric dose (0.25mL) of Epaxal® - the only aluminum-free vaccine for children against hepatitis A. The product is currently under registration in selected countries worldwide. Sales in South America are progressing well and a European launch is being planned.

•	MoRu-Viraten®: Vaccine for protection against measles and rubella (for all age groups).

Travel and Endemic

The third quarter of 2008 showed solid growth of our travel and endemic portfolio. We continue to see significant untapped demand and potential for geographical expansion of our travel portfolio.

•	Epaxal®: The only aluminium-free vaccine against hepatitis A.

•	Vivotif®: The only oral vaccine against typhoid fever.

•	Dukoral®: The only oral vaccine against diarrhea caused by cholera and ETEC (enterotoxigenic E.coli).

Respiratory

The third quarter of 2008 showed solid growth, compared to the same quarter of 2007 of our flu vaccine Inflexal® V.

•	Inflexal® V: A virosomal adjuvanted vaccine against influenza (for all age groups). Due to the seasonality of the product, we build inventory in the first half of the year to sell the flu products in the second half of the year.

Pipeline Update:

•	Flavimun® - Live Attenuated Yellow Fever Vaccine: Crucell’s management expects the registration submission of the Yellow Fever vaccine in Switzerland and Germany in the first quarter of 2009.

•	Influenza - Seasonal Flu Vaccine (FluCell collaboration with sanofi pasteur): The seasonal influenza vaccine developed by Crucell’s partner sanofi pasteur, using PER.C6® technology. Phase II testing of the cell based influenza vaccine was initiated in the U.S. in November 2007. In the third quarter 2008, Crucell received a milestone payment from sanofi pasteur for the progress of the Phase II trials involving healthy adult volunteers in the U.S. The trials focus on the safety profile and immunogenicity of the cell-based vaccine.

•	Rabies Human Monoclonal Antibody Combination: Crucell’s rabies monoclonal antibody combination, developed in close collaboration with sanofi pasteur using Crucell’s PER.C6® manufacturing technology. In 2008 Crucell initiated two Phase II studies in the U.S. and in the Philippines. Promising Phase I data in 2007 showed no serious adverse effects and demonstrated the expected rabies neutralizing activity upon administration. The rabies human monoclonal antibody combination was granted a Fast Track designation by the FDA Department of Health and Human Services. In the collaboration with sanofi pasteur Crucell will be responsible for the manufacturing of the final product and has retained exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF, while sanofi pasteur will have exclusive distribution rights for all other territories and co-exclusive distribution rights in China.

Positive preliminary results of our Phase II U.S. study were presented at the 19th annual RITA meeting in Atlanta on October 1, 2008. There was no serious adverse event reported. These results triggered another milestone payment from sanofi pasteur, at the end of September, as part of the total eligible amount of €66.5 million. This antibody combination is to be used in combination with a rabies vaccine for post-exposure prophylaxis (PEP) against this fatal disease.

•	Tuberculosis Vaccine based on AdVac®/PER.C6® Technologies: The development of the candidate vaccine AERAS-402/Ad35 is being carried out in collaboration with the Aeras Global TB Vaccine Foundation.

Phase I:
	•	U.S. Phase I trial in healthy adults not previously immunized with Bacille Calmette-Guérin (BCG), the traditional TB vaccine, has been completed and has demonstrated that AERAS-402/Ad35 is safe in this population.

	•	Preliminary results of a second study in South Africa showed encouraging results, notably CD8-cell immune responses that are much higher than those seen in humans in any previous TB vaccine study.

	•	A third phase I study in healthy adults in St. Louis, U.S. focuses on the immunogenicity and safety of two AERAS-402/Ad35 boost doses administered at three to six month intervals after BCG priming in healthy adults.

	•	In October, a Phase I clinical trial of the jointly developed TB vaccine was started in Kenya. The study will be conducted by the Walter Reed Project-Kenya at Kombewa, near Kisumu, Western Kenya. Its main objective will be to test the safety of the candidate vaccine in healthy adults, all of whom have been previously vaccinated with the BCG vaccine and a subset of whom show evidence of exposure to TB.Phase II:

Phase II:
	•	In October enrollment for the first Phase II study of AERAS-402/Ad35 in Cape Town, South Africa was started. The study is being conducted by the University of Cape Town Lung Institute in conjunction with the South African Tuberculosis Vaccine Institute. The candidate will be tested in 82 adults who have had active TB.

•	Malaria Vaccine based on AdVac®/PER.C6® Technologies: Crucell and its partner, the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), are conducting a Phase I trial in the U.S. The study is being carried out on two sites, VanderBilt and Stanford University. The first three cohorts have been enrolled and ongoing safety monitoring has revealed no significant safety concerns to date, but formal analysis awaits unblinding of the data. Enrollment for the fourth and final group of volunteers is still ongoing and initial findings of this Phase I trial are expected in the first quarter of 2009.

•	Multivalent Filovirus Vaccine (Ebola & Marburg) based on AdVac®/PER.C6® Technologies: In October Crucell announced that it has secured a NIAID/NIH contract aimed at advancing the development of Ebola and Marburg vaccines, ultimately leading to a multivalent filovirus vaccine. The contract provides funding of up to $30 million, with additional options that may be triggered at the discretion of the NIH worth a further $40 million. The Phase I study of an Ad5 based Ebola vaccine, being developed in partnership with the Vaccine Research Center (VRC) of the NIAID/NIH, showed safety and immunogenicity at the doses evaluated. Based on these results a second Phase I study of an Ebola and/or Marburg vaccine is anticipated. This will use alternative adenovirus vectors which are able to by-pass pre-existing immunity against Ad5.

•	HIV Vaccine based on AdVac®/PER.C6® Technologies: The Investigational New Drug Application (IND) for Phase I of the trial with Harvard Medical School (supported by the NIH) was approved by the FDA in January 2008. In April, Crucell announced the start of a Phase I clinical study of the novel recombinant HIV vaccine, using adenovirus serotype 26 (rAd26) as vector, that Crucell is jointly developing with the Beth Israel Deaconess Medical Center. The rAd26 vector is specifically designed to avoid the pre-existing immunity to the more commonly used adenovirus serotype 5 (Ad5). The phase I clinical study is being conducted at the Brigham and Women's Hospital in Boston, U.S. and is focused on assessing the safety and immunogenicity of the vaccine. Enrollment is ongoing and involves 48 healthy volunteers.

•	This Week Nature Published a Study which Demonstrates the Value of Crucell’s Alternative Adenovirus Serotype Technologies:Using Crucell's AdVac® vaccine- and PER.C6® manufacturing technology, scientists engineered the rare adenovirus serotypes Ad26 and Ad35 to express a protein of SIV, the non human primate equivalent of HIV. Rare serotype adenoviral vectors – such as rAd26 and rAd35 vectors – have been developed by Crucell to provide more potent prime-boost vaccine regimes. The study, which investigated the immunogenicity and protective efficacy of different vaccination regimes using rAd26, rAd35 or rAd5 as a prime, followed by a boost with rAd5, showed that in particular the rAd26/rAd5 combination elicits a strong T-cell immune response and provides protection against the HIV-like virus in non human primate models. Crucell has several vaccines in development using alternative rAd26 and rAd35 vectors, including vaccines against malaria and tuberculosis.

•	H5N1 - Human Monoclonal Antibodies against Flu: Crucell’s scientists discovered a set of human monoclonal antibodies that provides immediate protection and neutralizes the broadest range of H5N1 strains in preclinical models. When tested in pre-clinical models for prophylactic or therapy of a potentially lethal H5N1 infection, this antibody was shown to prevent death and cure the disease. Currently a study to demonstrate the effectiveness of this antibody compared to Oseltamivir is being carried out.

•	Blood Coagulation Factor VL/C: Preclinical work on this program continues but conclusive proof of concept is not expected in the near future.

The Crucell Ambition:

In the last few months The Crucell Ambition program has been rolled out throughout the whole organization and the executive board has met with more than 50% of Crucell’s employees from different parts of the organization. The Crucell Ambition program encompasses coordinated efforts in four priority areas, which have been carefully defined after a thorough review of Crucell’s operations, objectives and potential. These are:

1. ORGANIZATION & PEOPLE. Development of our organization and our people is the foundation for achieving our ambition as a company. Multiple measures are being implemented to achieve this.

2. FOCUS. Crucell is clearly focused on its mission to protect lives from infectious diseases by bringing innovation to global health. We are building on our strengths by prioritizing those programs that are in line with this ambition and that contribute to our strategic and financial objectives.

3. OPERATIONAL EXCELLENCE. Crucell launched its ‘Healthy Ambition’ operational excellence program at the start of 2008 and is now implementing the validated plans drawn up in the first half of the year. By streamlining and optimizing our business processes, the program is expected to generate cost reductions of €30 million by the end of 2009.

4. DELIVER ON PROMISES. Crucell has set its sights high and is firmly committed to delivering on its ambitious promises. Evidence-based target setting and a company-wide emphasis on organization and people, focus and operational excellence will enable us to do so.

PER.C6® technology platform:

•	DSM Biologics and Crucell announced that the high-titer fed-batch process developed at the PERCIVIA PER.C6® Development Center, their joint venture in Cambridge, U.S. was recently scaled up to 250 Liters by DSM Biologics scientists at their GMP facility in Groningen, The Netherlands. They successfully achieved 8 grams per liter for an IgG expressed by PER.C6® cells using chemically defined cell culture medium in a SUB (single-use bioreactor).This result is further confirmation that PER.C6® cell lines provide a reliable, versatile and commercially feasible production platform for manufacturing large quantities of therapeutic proteins easily and affordably. This latest result also demonstrates the reliable performance of the PER.C6® cell line under conventional fed-batch production conditions, which are widely used in the industry. Earlier this year Crucell reported record-breaking protein yields of 27 grams per liter – biomass corrected – using DSM’s innovative XD™ technology.

Manufacturing & Licensing Agreements:

•	Lonza and Crucell entered into a co-exclusive manufacturing, sales and distribution agreement related to the PERMEXCIS™ cell culture medium developed by Crucell for PER.C6® cells. Under this agreement, Lonza will manufacture the medium, and in addition will market and sell it on a global basis. Financial details of the agreement were not disclosed. [September 2008]

The PERMEXCIS™ medium is a chemically defined cell culture medium that does not contain human- or animal-derived components. PERMEXCIS™ medium was developed for the cultivation of PER.C6® cells and has been designed for use in the large-scale manufacture of biopharmaceutical products, including vaccines. This novel medium has proven, in a comparison study performed by Crucell, to provide higher viral vaccine product yields in PER.C6® based manufacturing processes than some of the current available media for PER.C6® cells on the market.

•	Crucell announced that it has signed an exclusive, commercial license agreement with North Carolina-based Talecris Biotherapeutics for an undisclosed and specific protein to be produced using a PER.C6® cell line. Crucell received an upfront payment of $2.5 million following the execution of the agreement and will be eligible for milestone payments of approximately $30 million across multiple indications. Further financial details of the agreement were not disclosed. [September 2008]

•	Crucell announced a non-exclusive PER.C6® research license agreement with Birmingham-based Vaxin Inc. for their research and development of a vaccine for the prevention/treatment of Alzheimer’s disease for humans as well as for an additional undisclosed field. Financial details of the agreement were not disclosed. [September 2008]

Patents: In Q3 2008 Crucell received a total of 50 granted patents, including patents for:

•	Methods for obtaining STAR® elements, in Israel
•	Stable adenoviral AdVac® vectors, in Europe
•	Improved methods for the production of viruses using PER.C6® cells, in India
•	Adenoviral vector based malaria vaccines, in New Zealand
•	Technology for the production of antibody mixtures using PER.C6® cells, in the U.S. and New Zealand
•	Improvements in PER.C6® expression technology, in China
•	Improved methods for quantifying influenza antigens, in Europe
•	Technology for producing measles virus vectors, in the U.S.

Post Balance Sheet Events:

•	Crucell announced that an agreement was reached to relocate Crucell’s Korean production facility from the Shingal site in Yongin City, Korea to the Incheon Free Economic Zone. All parties involved have agreed on the time line and conditions of this relocation, enabling a smooth transition to the new production facility. With engineering well underway, construction activities at the new site are starting. The new facility will enable the further growth and efficient production of Quinvaxem® and Hepavax-Gene®. No further details were provided. [October 2008]

•	Crucell announced a non-exclusive PER.C6® research license agreement with the Australian-based company Arana Therapeutics, Ltd for the production of monoclonal antibodies. Financial details of the agreement were not disclosed. [October 2008]

•	Crucell announced a non-exclusive PER.C6® research license agreement with the Australian-based company Abraxis Bioscience, Inc., for the production of proteins. Financial details of the agreement were not disclosed. [October 2008]

•	Crucell announced the sale of its fully-owned subsidiary Etna Biotech Srl (Catania, Italy) to Zydus Cadila (Ahmedabad, India). The sale results in net proceeds for Crucell of several hundred thousand Euros. This transaction is in line with Crucell’s increased focus on the strengths of its core business. [November 2008]

•	Crucell announced a non-exclusive manufacturing, sales and distribution agreement with Berlin-based Biochrom AG related to the PERMEXCIS™ cell culture medium developed by Crucell for PER.C6® cells.Biochrom is one of the leading European manufacturers of tissue culture media, animal sera, and buffers for the pharmaceutical industry. Established in 1981, the company manufactures and distributes the full range of products related to mammalian cell culturing technologies. Biochrom will manufacture the medium, and in addition will market and sell it in the European Union, Switzerland, Turkey, Russia and Israel. Financial details of the agreement were not disclosed. [November 2008]

Financial Review

Total Revenue and Other Operating Income
Total revenue and other operating income was €82.1 million for the third quarter of 2008, an increase of 31% compared to the same quarter of 2007 (38% in constant currencies). The increase was driven by continued strong sales of paediatric and respiratory vaccines as well as higher license fees.

Increase of license revenues was driven by milestone payments triggered by the Phase II clinical study of our Rabies program, the progress on sanofi pasteur’s FluCell program as well as license income from Talecris Biotherapeutics.

Product sales for the third quarter amounted to €65.6 million and represent sales of paediatric vaccines (44%), travel and endemic vaccines (16%), respiratory vaccines (30%) and other products (10%).

License revenues were €10.4 million in the third quarter, an increase of €8.6 million compared to the same quarter of 2007. License revenues consist of initial payments from new contracts as well as milestones and other payments on existing contracts.

Service fees for the quarter were €2.6 million, compared to €3.7 million last year. Service fees represent revenue for product development activities performed under contracts with partners and licensees.

Other operating income was €3.5 million for the quarter, compared to €1.9 million in the third quarter of 2007.

Cost of Goods Sold
Cost of goods sold for the third quarter of 2008 amounted to €39.6 million, €37.5 million of which represents product costs and €2.2 million represents the cost of service and license activities.

Gross margins of 50% compared to 36% in the third quarter of 2007. Gross margins in the third quarter of this year are positively influenced by a significant increase in license income, sales of our flu product (Inflexal® V) and better production yields, as well as improved plant utilization due to higher volumes. Positive currency effects also contributed approximately 2.5 percentage points to gross margins.

Expenses
Total expenses consist of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the third quarter were €33.5 million, representing a €6.0 million increase over the same period in 2007 (€27.6 million).

R&D expenses for the third quarter amounted to €17.7 million, which represents a €5.3 million increase versus the third quarter of 2007. The increase can be attributed to the timing of specific R&D expenses during the year. Overall R&D spending for the full year is expected to be around € 70 million.

SG&A expenses for the quarter were €15.9 million, which represents a €0.6 million increase versus the third quarter of 2007. This increase was due to higher one-off expenses in the same quarter last year and includes costs related to the ‘Healthy Ambition’ operational excellence program.

Net financial income and divestments in the third quarter of €2.6 million was the result of foreign exchange gains mainly caused by the increase of the U.S. dollar against the Euro and the sale of Kenta for €1.6 million.

Net Result
Net income of €12.3 million was reported in the third quarter of 2008, compared to a net loss of €4.5 million in the same period of 2007. This amounted to €0.19 net result per share, compared to a net loss per share of €0.07 in the third quarter of 2007.

Balance Sheet
Tangible fixed assets amounted to €150.2 million on September 30, 2008. Intangible assets, representing assets through acquisitions, amounted to €80.5 million. This figure includes acquired in-process research and development, developed technology, patents and trademarks, and value of customer and supplier relationships.

Investments in associates and joint ventures amounted to €8.5 million and mainly represent investments in AdImmune and PERCIVIA. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on September 30, 2008 amounted to €424.5 million. A total of 65.7 million ordinary shares were issued and outstanding on September 30, 2008.

Investment in working capital increased significantly, mainly due to build-up of paediatric vaccine inventory, in anticipation of strong 2009 sales.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €3.0 million in the third quarter to €103.9 million. Deterioration of cash flow and working capital in the first three quarters of 2008 was expected and due to the seasonality of our business.

Net cash used in operating activities in the third quarter of 2008 was €9.9 million, driven by a €26 million net increase in working capital. Overall investments in net working capital increased mainly due to inventory build-up of Quinvaxem®. In anticipation of the expected further growth of Quinvaxem® in 2009, we will continue to build stock of Quinvaxem® in the fourth quarter of 2008.

Net cash used in investing activities in the third quarter amounted to €4.4 million. Net cash from financing activities in the third quarter amounted to €11.3 million.

Outlook 2008:
Crucell expects combined full year 2008 total revenue and total other operating income to grow by 25-30% in constant currencies2. Prior guidance was 20% growth which has been increased due to a particularly strong third quarter. Furthermore, Crucell reiterates its expectations that margins will be significantly higher compared to 2007 and that, despite significant investments in inventory build-up in anticipation of strong 2009 paediatric vaccine sales, it expects to end the year cash flow positive.

2 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on May 7, 2008, and the section entitled “Risk Factors”. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

Conference Call and Webcast
At 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 10 minutes prior to the event:

+44 203 023 4471 for the UK;
+1 646 843 4608 for the US; and
+3120 794 8426 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharma company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the U.S. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

Financial Calendar:
17 February 2009	Q4 Results 2008
6 May 2009	Q1 Results 2009
5 June 2009	Annual General Meeting of Shareholders
11 August 2009	Q2 Results 2009
3 November 2009	Q3 Results 2009
9 February 2010	Q4 Results 2009

For further information please contact:

Crucell N.V.
Oya Yavuz
Director Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
 www.crucell.com

CONSOLIDATED STATEMENTS OF OPERATIONS

in EUR '000 (except per share data)
	9 months ended		Third Quarter
	September 30,

	2008	2007	2008	2007
	unaudited	unaudited	unaudited	unaudited

Product sales	149,516	114,040	65,606	55,163
License revenues	21,112	6,046	10,357	1,780
Service fees	6,937	9,026	2,634	3,697

Total revenue	177,565	129,112	78,597	60,640

Cost of product sales	-96,222	-78,700	-37,462	-35,513
Cost of service and license fees	-4,767	-6,898	-2,164	-3,365

Total cost of goods sold	-100,989	-85,598	-39,626	-38,878

Gross margin	76,576	43,514	38,971	21,762

Government grants	3,374	5,627	1,271	1,022
Other income	8,672	2,429	2,215	910

Total other operating income	12,046	8,056	3,486	1,932

Research and development	-51,116	-45,704	-17,661	-12,316
Selling, general and administrative	-47,108	-48,029	-15,868	-15,240
Reversal of impairment	5,153	0	0	0

Total other operating expenses	-93,071	-93,733	-33,529	-27,556

Operating profit/(loss)	-4,449	-42,163	8,928	-3,862

Financial income & expenses	-689	1,406	1,403	-606
Results investments non-consolidated companies	1,012	-1,182	1,195	-655

Profit/(loss) before tax	-4,126	-41,939	11,526	-5,123

Income tax	-487	769	752	635

Profit/(loss) for the period	-4,613	-41,170	12,278	-4,488

Attributable to:
Equity holders of the parent	-4,613	-41,170	12,278	-4,488
Minority interest	0	0	0	0

	-4,613	-41,170	12,278	-4,488

Net profit/(loss) per share - basic	-0.07	-0.63	0.19	-0.07
Weighted average shares outstanding - basic	65,549	65,026	65,688	65,195

CONSOLIDATED BALANCE SHEETS

in EUR '000
	September 30	June 30	December 31

	2008	2008	2007
	unaudited	unaudited	audited

ASSETS
Non-current assets
Plant and equipment, net	150,220	148,537	145,525
Intangible assets	80,530	83,967	94,045
Goodwill	44,568	44,155	44,377
Investments in associates and joint ventures	8,515	8,691	9,070
Net pension asset	1,386	2,556	2,479
Available-for-sale investments	5,267	6,227	10,009
Other financial assets	13,960	13,464	16,153

	304,446	307,597	321,658

Current assets
Cash and cash equivalents	103,923	106,883	163,248
Financial assets, short-term	0	190	0
Trade accounts receivables	64,826	42,977	47,563
Inventories	97,863	88,387	67,233
Other current assets	26,489	24,512	25,218

	293,101	262,949	303,262

TOTAL ASSETS	597,547	570,546	624,920

LIABILITIES AND EQUITY
Equity attributable to equity holders of the parent
Share capital	16,493	15,762	15,685
Other reserves	747,350	744,125	743,918
Translation reserve	-40,883	-35,855	-28,542
Accumulated deficit	-298,432	-310,710	-293,819

Total equity	424,528	413,322	437,242

Non-current liabilities
Long-term financial liabilities	33,304	26,366	28,030
Long-term provisions	4,636	4,392	4,573
Deferred tax liabilities	26,646	27,852	28,210
Other non-current liabilities	8,889	10,094	12,123

	73,475	68,704	72,936

Current liabilities
Accounts payable	45,903	41,667	50,970
Short-term financial liabilities	19,477	17,383	24,765
Other current liabilities	32,657	28,261	37,897
Tax payable	827	728	349
Short-term provisions	680	481	761

	99,544	88,520	114,742

Total liabilities	173,019	157,224	187,678

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	597,547	570,546	624,920

CONSOLIDATED STATEMENTS OF CASH FLOW

in EUR '000
	9 months ended		Third Quarter
	September 30,

	2008	2007	2008	2007
	unaudited	unaudited	unaudited	unaudited

Cash flows from/(used in) operating activities
Profit/(loss) for the period	-4,613	-41,170	12,278	-4,488

Reversal of non-cash items
Tax	487	-770	-752	-636
Results investments non-consolidated companies	564	1,182	373	655
Unrealized financial income and expenses	611	-1,406	-1,482	607
Depreciation	11,959	10,687	4,584	3,860
Amortization	8,723	9,131	2,877	3,012
Reversal of Impairment	-5,153	0	0	0
Fair value write-down on Inventory	936	6,157	351	2,559
Change in long-term liabilities and provisions	-2,370	32	-196	215
Gain on disposal of non-current assets	-1,749	-66	-1,666	2
Stock based compensation	3,593	4,784	1,190	1,395

	12,988	-11,439	17,557	7,181
Change in net working capital
Trade accounts receivable	-17,136	7,437	-20,172	-22,427
Inventories	-40,685	-6,146	-12,199	10,027
Other current assets	-2,386	1,874	787	-950
Trade accounts payable	-4,906	-18,307	1,536	-9,746
Other current liabilities	-7,168	2,853	3,815	11,542
Short-term provisions	7	-1,230	190	-68
Interest paid	-1,787	-2,072	-1,225	-742
Income taxes paid	-641	-1,049	-391	-205
Payments out of provisions	-87	-1,256	245	-146

Net cash from/(used in) operating activities	-61,801	-29,335	-9,857	-5,534

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-12,501	-18,449	-6,210	-10,059
Proceeds from disposal of intangible assets	0	11	0	0
Proceeds from financial assets	5,244	-8,376	1,308	-9,034
Interest received	2,834	4,477	531	1,442

Net cash from/(used in) investing activities	-4,423	-22,337	-4,371	-17,651

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	2,059	1,601	152	209
Proceeds from financial liabilities	25,163	2,377	11,861	85
Repayment of financial liabilities	-19,960	-1,432	-681	-682

Net cash from (used in) financing activities	7,262	2,546	11,332	-388
Effects of exchange rate on cash and cash equivalents	-363	-1,728	-64	-254

Net increase/(decrease) in cash and cash equivalents	-59,325	-50,854	-2,960	-23,827
Cash and cash equivalents at beginning of period	163,248	157,837	106,883	130,810

Cash and cash equivalents at end of period	103,923	106,983	103,923	106,983

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
November 11, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations